Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone:+ 61 7 3842 3333 Facsimile:+ 61 7 3720 9624 www.progen-pharma.com

PROGEN PROVIDES UPDATE ON PHASE 3 CLINICAL PROGRAM FOR

PI-88 IN LIVER CANCER

Brisbane, Australia. 21 December 2007. Progen Pharmaceuticals Limited (ASX: PGL; NASDAQ: PGLA) today provided an update on clinical trial enrollment associated with its phase 3 hepatocellular carcinoma (HCC, primary liver cancer) study. The study has begun initiating sites and is now open for patient recruitment, though a thorough examination of available surgical cases has not yet found any eligible patients who are able to be enrolled by 31 December 2007. Consequently, the Company now anticipates that first patient in will be achieved early in the new year. Given the delay is solely due to the first site being initiated so close to year-end, the Company does not expect that this will have any impact on overall study timelines or registration strategy.

At this point in time, Progen has received regulatory approval to conduct the phase 3 trial in several countries. The Company has also obtained ethics approval at five trial centres, one of which has been initiated and is open to recruitment. Further regulatory and ethics approvals will follow early in 2008, and sites will be initiated as soon as they are able to begin enrolment.

About PI-88: PI-88 is one of a new class of multi-targeted cytostatic cancer therapeutics. It is a novel anti-cancer compound with a first-in-class mechanism as a heparan sulfate mimetic. Its anti-tumor activity is based on inhibition of two biological processes — angiogenesis (the growth of new blood vessels) and metastasis (the spread of cancer to other sites) — critical to the growth and progression of cancer. In April 2007, data from a randomised phase II trial in the post resection liver cancer setting was presented at the European Association for the Study of the Liver (EASL) meeting in Barcelona, Spain. PI-88, in this disease setting, has been granted Orphan Drug designation by the European Medicines Evaluation Agency (EMEA) and Fast Track designation by the United States Food and Drug Administration (FDA). These results provide Progen with confidence in the potential of PI-88 for this indication and we are therefore aggressively pursuing its development towards registration and commercialization.

About the phase 3 study: The phase 3 study investigating PI-88 as a post-resection treatment for hepatocellular carcinoma (HCC, primary liver cancer) following curative resection is a double-blinded, placebo-controlled study, that has been designed to establish the efficacy and safety of PI-88 in the post-resection HCC setting. The trial will recruit approximately 600 patients at about 60 hospitals in 14 countries. Disease-free survival will be the primary endpoint. Upon completion of this trial, the results are expected to form the basis of global regulatory filings for PI-88.

About Progen: Progen Pharmaceuticals Limited is an Australia-based globally focused biotechnology company committed to the discovery, development and commercialization of small molecule therapeutics primarily for the treatment of cancer.

Progen Information: Linton Burns Progen Pharmaceuticals Limited T:+61 7 3842 3333 E: lintonb@progen-pharma.com	Media Relations USA: Robert D. Stanislaro Financial Dynamics T:212-850-5657 E: robert.stanislaro@fd.com
Media and Investor Relations Australia: Cindy Ingram Progen Pharmaceuticals Limited T:+61 7 3842 3333 E: cindyi@progen-pharma.com	Investor Relations USA: Evan Smith Financial Dynamics T: 212-850-5606 E: evan.smith@fd.com

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission.  Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.